THE BLOCK DISTILLING CO.

A Denver craft distillery using culinary and chemistry methods to create artful unapologetic spirits. We make #everydamndrop in house.

Forward Looking Statements – Pitch Deck

The forward-looking statements included in this Executive Summary constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements address the financial conditions, results of operations, business and initiatives of the Company in the current year and beyond and are subject to certain risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.

Please refer to the Company's subscription agreement for more information on the risks and uncertainties that could cause results to differ materially from these forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of the delivery of these materials.

Nothing said by the Company is, or should be relied on as, a promise or representation as to the future performance of the Company. No person has been authorized to give any information or to make representations in connection with the offering made other than the information and representations made in the offering materials of the Company.

The information presented by the Company is confidential and proprietary to the Company, and is being submitted to persons solely for their confidential use with the express understanding that, without the prior express written permission of the Company, such persons will not discuss the information presented by the Company for any purpose other than evaluating a potential investment in the Company.

WHY ARE WE DOING THIS?

What is it about a good drink? You sit down at the bar, order your favorite, completely content in the solitude of your stool. A stranger from a background one hundred and eighty degrees from yours sits down next to you. They order their go-to and in that moment there is a mutual respect, a similarity, a common ground that wouldn't have surfaced without that bar, those stools, and those drinks. That is why we do this. To create spirits that help people find that space of relation and the possibility of connection.

CONSUMERS WANT QUALITY

There is a growing demand for products that are local, high quality, sustainable, and have a story. The consumer is willing to pay more for products they can feel good about. They want to know how the product was made. They want to know about the people making it. They want to know the story of its' development.

Entrepreneur.com: Millennials Want Transparency and Social Impact.

THE SPIRITS

Why put a focus on ingredients and then put it in a subpar bottle? Our packaging design ensures we standout when sitting on the shelf next to the competition. Who hasn't made a purchase due to a pretty label?


DENVER COLORADO
THE BLOCK DISTILLING CO.
VODKA
DENVER COLORADO
THE BLOCK DISTILLING CO. & NOVO COFFEE
COFFEE LIQUEUR


DENVER COLORADO
THE BLOCK DISTILLING CO.
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DENVER COLORADO
THE BLOCK DISTILLING CO.
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DENVER COLORADO
THE BLOCK DISTILLING CO.
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DENVER COLORADO
THE BLOCK DISTILLING CO.
BARRELED GIN

TASTING ROOM



The distillery is located in the River North Art District (RiNo). This is one of the fastest growing and hip'est neighborhoods in Denver. This allows us to use foot traffic and word of mouth to its' fullest. The in-house tasting room seats 50 inside and 25 outside. We are allowed to sell cocktails and bottles out of this space. With the pandemic we have also added 36 extra seats in the closed off street that has been extended through the end of Oct. 2021.

THE DISTILLERY


VENTILATION
EMERGENCY
SHUT OFF

Patrons of the tasting room can look upon the distillery equipment from multiple angles reinforcing that all of the spirits are made in house. With the push towards craft, farm to table, and local, seeing the equipment helps engage the consumer in The Block's brand. We are operating 6-7 days a week maximizing our production.

THE INGREDIENTS



The flavor of the spirits comes first. Starting with the highest quality ingredients and techniques attracts the highest quality consumers.
70% our grains come from our own dedicated acreage in Missouri giving us another level of control and authenticity. The rest comes from Colorado farms. We mill all of the grains in house right before use, ensuring the oils and aromas are as fresh as possible. Our barrels are of the quality of wine barrels not whiskey barrels. Our yeast is brewer's yeast, not distiller's yeast. We start with creating the hightest quality spirit possible and then working backwards to achieve efficiency and quantity.

THE WHISKEY


SAN FRANCISCO
20 WORLD SPIRITS COMPETITION 20
SILVER
DENVER COLORADO
BATCH NO. 1
distillery: THE BLOCK DISTILLING CO.
name: FOUR GRAIN
spirit: STRAIGHT WHISKEY
aging: 2 YEAR MINIMUM
barrels: 36mo SEASON I 3 CHAR I TOASTED HEADS
grain: OAT, WHEAT, RYE, MALTED BARLEY
yeast: AMERICAN ALE
ferm: OPEN TOP
technique: SINGLE RUN 4-PLATE COLUMN
alcohol: 47.5% ABV I 95 PROOF
size: 750ml
bottle no.: 002 of 700
distillers: KRAIG WEAVER & KAMERON WEAVER

We don't enter many spirit's competitions because a lot of them basically give participation trophies which we are not interested in. The competition most respected throughout the industry is the San Francisco World Spirits Competition.

We entered our very first whiskey batch ever and received a Silver Medal. The definition of a silver from the SFWSC is, "Outstanding spirits that show refinement, finesse, and complexity; these winners are among the best examples of their categories."

Whiskey is half of The Block's production and the fastest selling spirit. Each batch sells out in two weeks or less.

THE TEAM



KRAIG WEAVER

THE DREAMER:
branding, product development, social media, growth opportunities



MICHELLE WEAVER

THE BOOKIE:
budgets, staffing, inventory, daily books



KAMERON WEAVER

THE SMARTY PANTS:
spirit development, equipment maintenance, product consistency

HISTORY & SALES

Signed a 10 year lease on RiNo space in Sept. 2015.

Cocktail room opened December 2017.

$1.8M in gross sales since Opening.

+$1.75M funds raised since starting

In 2020 we were shut down for 3 months, March, April, May. Only bottles sales and curbside was allowed. We responded and pivoted through the pandemic and are now growing again.



Cumulative Gross Sales by Month
900000
800000
700000
600000
500000
400000
300000
200000
100000
0
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2018
2019
2020

2018 – 2019: 39% growth

2019 – 2020: 17.4% YTD growth

Gross Sales 2018: $490,000

Gross Sales 2019: $685,000

Gross Sales 2020: $805,000

TASTING ROOM VS WHOLESALE

The tasting room accounts for 75% of the total sales. This is great for margins however will plateau. Distribution is lower margin but limitless in growth potential.

The other benefit of distribution is it directly feeds interest to the tasting room. When people see our bottles on their favorite neighborhood shelf they will stop in for a cocktail the next time they visit RiNo.

PROBLEM: we have been running out of capacity with our current equipment. So as the tasting room continues to grow it takes away quantity for distribution.



Yearly Tasting Room & Wholesale Sales by Month
140000
120000
100000
80000
60000
40000
20000
0
18 19 20
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
tasting room
wholesale

The recent release of whiskey will allow for more clear spirit distribution since it is making up the majority of the in house sales. However we will still run into volume challenges quickly.

The growth we have seen to date supports that the demand is there. Now we need to increase supply. We anticipated this could be a problem and built in steps to make the solution easier than if we had to start from scratch.

P&L

The company has been adding efficiencies and new techniques to improve output and reduce costs. This adds temporary expense increases.

The planned expansion will reduce COGS by 25-30%. For example this will drop the cost per bottle of Vodka from $11 to $7.50 increasing profitability significantly.

To really put The Block in a highly profitable and long term position we need to take advantage of the demand and the fact that the craft spirits market is still young.



P&L by Year
1,000,000
800,000
600,000
400,000
200,000
0
-200,000
-400,000
2018
2019
2020
Revenue
CGS
Expenses
Net Income

CRAFT & QUALITY (market)


U.S. Spirits Sales by Volume & Value (Craft vs Non-Craft), 2010-2022f
'000,000s of nine-liter cases
300
250
200
150
100
50
0
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2010 2011 2012 2013 2014 2015 2016 2017 2018f 2019f 2020f 2021f 2022f
Total U.S. Non-Craft
Total U.S. Craft
% Craft Share
Source: The IWSR, TTB, © Craft Spirits Data Project (ACSA, the IWSR, Park Street) 2018 surveys and analysis.

While we bump against our production capacity the demand for craft continues to increase. Craft spirits have grown from 1.9% of total spirit's sales in 2014 to 3.3% in 2017.

Craft spirits have seen a 25% growth rate since 2010 versus a 2.8% growth rate for the total spirits category.

Colorado's progressive laws allowing manufacture, wholesale, and retail out of one location. This makes CO one of the best states for a craft distillery.

Mergers & Acquisitions

There have been an increasing number of mergers and acquisitions in the craft spirits industry. Many of these are private companies and thus the monetary details are not made public. Minority stake strategic partnerships seem to be increasing the most of all. The large company provides funding and knowledge for the company without a full commitment of an acquisition.

High West to Constellation Brands
- 2016 for $160M.
- Producing 70k – 9L cases
- $2,285 per 9L case
- Likely a bit inflated but they have a good on premise presence

WhistlePig to Moet Hennessy
- Sold minority share December 2020
- 500 acre farm in Shoreham, Vermont

Rabbit Hole to Pernod Ricard
- Sold minority share June 2019
- Located in Louisville, KY

Westward Whiskey to Diageo
- Sold partial stake September 2019
- Located in Louisville, Kentucky

Woodinville Whiskey to Moet Hennesy
- Sold in July 2017
- Located in Woodinville, Washington


TIME TO GROW.

EXPANSION – footprint

D1 is our original distillery and tasting room starting Sept 2015. It consists of 2700sf. The lease is through Aug. 2025 with options to extend.

D2 is the first expansion that began in Sept 2019. It added 2300sf of production space. The lease is through Aug. 2025 with options to extend.

W1 was just added in Nov. 2020. It added 3900sf of space that will be used for grain storage, bottling, barreling, and warehousing.



SEE REVISED OCC LOAD CALCS SHEET A0.1A
75.07'
EXISTING PARKING (7 SPACES)
19.25'
W1
50.5'
EXISTING PLANTING AREA
5'-0"
10" CMU WALL
EXISTING RAMP FOR CLEANERS TO REMAIN
FIRE AREA 1 3,805 SF
FIRE AREA 2 4,452 SF
D1
D2
52.79'
52.99'
EXISTING SIDEWALK ALONG 30TH TO BE MODIFIED, SEE TEP.
"CODE TALENT" 2980 LARIMER STREET
ADJACENT BUILDING SEPARATE PROPERTY
LANDING
9'-0"
SCOPE OF WORK= SHADED/ HATCHED
PROPERTY LINE AT BUILDING EXTERIOR WALL
REPAIRS TO EXISTING R.O.W. ON LARIMER ST FRONTAGE TO BE INCLUDED IN TEP SUBMITTAL
EXISTING STORM DRAIN

EXPANSION – equipment

In a serendipitous moment sipping coffee one morning we stumbled upon a listing for used distilling equipment in SC. After double checking the value and footprint we moved forward.

We saved 40% on acquiring this equipment used.

The lead time on new equipment would have been 24mo so we also saved a tremendous amount of time.

This equipment will 6x our current production with the potential for further growth in the future. Having 3 operable stills is extremely beneficial to our large spirit portfolio.







The equipment has been purchased and is in place.

New Equipment Includes:
2 stills
6 fermenters
1 mash tun
12 spirit tanks
Boiler
Chiller
Pumps
Etc.

EXPANSION – how we got it here

The 3 owners flew to SC to disassemble and load the 3 semi trailers it took to get the equipment transported to Denver.

We gained invaluable knowledge on how the equipment works and of course how to put it back together in CO. It also saved The Block a lot of money.

Of course the equipment arrived in a freak October blizzard. It is now unloaded and mostly pieced together, sitting pretty as construction happens around it.


Link-Belt
PARK


JCB
JCB


10783218
TOYOTA
TOYOTA
UnitedRentals.com
800-UR-RENTS
United Rentals

EXPANSION – construction


EXISTING RESTROOM
EXISTING H-3 STORAGE ROOM
EXST BARRELS
EXISTING CLOSET
EXISTING CLOSET
Boiler Room
102
SKID
BOILER 10' TALL, 18" CLR TO TANK ALL SIDES
106"X 7' SKID
1'-6" CLR
ALTERNATING TREAD DEVICE FROM PLATFORM
DOOR W/ CLOSER TO PREVENT PASSAGE OF SMOKE
CONTROLLER 32x14
LOFT EXTENSION ABOVE
(6) FERMENTERS STACKED 2 HIGH
EXST FLOOR SINK
EXST SERVICE SINK
EXST DIRECT DRAIN HAND SINK
EXST FERMENTER
EXST MASH TUN
EXST TRENCH DRAIN
NEW FERMENTER 64" DIA 84" HIGH ~6000 LB
NEW MASH 64" DIA 84" HIGH
PLATFORM FOR UPPER LEVEL TANKS
LADDER
TRENCH DRAIN
CATWALK
EXISTING BLOCKED DOOR
EXST MOP SINK
EXST STILL
EXISTING DISTILLERY ROOM
OPEN TOP FERMENTER ~2,500LB
FERMENTER ~2,500LB
NEW FERMENTER 56" DIA 84" HIGH ~6000 LB
KEGER-ATOR
18"x18" T.D. W/ 6" SLOPE SURROUND
LUCINDA 500 GAL STILL 17' LONG 15'-6" TALL
EXST TABLE
EXST SCALE
EXISTING BAR BACK
Distillery
101
UP TO ROOF
WALTER 200 GAL STILL 14'-6" LONG 15'-6" TALL
EXISTING FURNITURE
EXISTING TASTING ROOM
GARAGE DOOR OPENING CLEARANCE AREA, MODIFY TRACK/ LIMITER TO PREVENT OPENING PAST POINT OF CONFLICT WITH NEW STAIRWELL
12'-8" HIGH EXISTING GARAGE DOOR
CONTROLLER 32x14
EX FIRE RISER
EXISTING GARAGE DOOR

The space is fully designed and permitted. We have a GC under contract already. The fundraising is to pay for the construction contract.

It will be a very efficient and tight floor plan that makes for a organized workspace that requires fewer steps to get where needed. It will include an equipment platform with fementers on top of fermenters.

EXPANSION – rooftop deck



SHIPPING CONTAINER
SHIPPING CONTAINER
TOILET
BAR
87 SF @ 100 SF/PP = 1 OCC.
6'-0"
18 SF @ 3 SF/PP = 6 OCC.
COVERED AREA W/ HEATERS ABOVE
GARAGE DOOR
DN
DN
DN
DN
EDGE OF ROOF
630 SF @ 15SF/PP = 42 OCC.
GUARD RAIL
GUARD RAIL

This additional space would also allow the buildout of a 40 person rooftop bar. It would be a great and unique expansion for the retail side of the distillery. We would run a more educational concept at a slower pace then the current bar. It would also allow for private party rental without having to close off the entire tasting room. It would be our "speakeasy".

CONSERVATIVE PROJECTIONS

Assumption is that we will see the expansion equipment come online by April 2021.

Includes: sales team, increase in marketing, assistant distiller and operational assistants, etc.

Current production:
33,250 bottles / 2,770 - 9L cases

2021 production with new stills:
144,000 bottles / 12,000 - 9L cases

Extra capacity to grow into
180,000 bottles / 15,000 - 9L cases

	2019	2020	2021	2022	2023	2024	2025
Gross Sales	$ 687,961	$ 821,319	$ 1,586,592	$ 1,933,567	$ 2,738,348	$ 2,799,442	$ 4,141,247
Cash Out	$ 793,202	$ 884,241	$ 1,559,309	$ 1,619,284	$ 1,748,135	$ 1,797,465	$ 1,983,043
Net Income	$ (105,241)	$ (62,922)	$ 27,283	$ 314,283	$ 990,214	$ 1,001,978	$ 2,158,204

Clear spirit production increase will put The Block cash flow positive even before the increase in whiskey comes online in 2023.

Bourbon accounts for our largest brown spirit production due to demand. We allocate half the Bourbon for 4 years of aging which would come online 2025.

6x capacity ≠ 6x labor

Example: cost per bottle of Vodka from a 200gal still to a 500gal still decreases from $11 to $7.50.

With this capacity The Block will be one of the top 10 biggest distilleries in Colorado.

*note forward looking projections cannot be guaranteed

LESS CONSERVATIVE PROJECTIONS – + farm facility

Assumptions are same as conservative projections plus the addition of another facility at 300% RiNo operating capacity and 60% tasting room performance starting Jan. 2023

We are permited 2 tasting rooms under our license. Make that tasting room a farm distillery with a huge operating capacity and barrel storage.

Current production:
22,200 bottles / 1,850 - 9L cases

Additional 2 fermenters:
33,250 bottles / 2,770 - 9L cases

2021 production with new stills:
144,000 bottles / 12,000 - 9L cases

2023 production with new stills:
576,000 bottles / 48,000 - 9L cases

	2019	2020	2021	2022	2023	2024	2025
Gross Sales	$ 687,961	$ 821,319	$ 1,586,592	$ 1,933,567	$ 6,317,998	$ 6,437,731	$ 14,501,672
Cash Out	$ 793,202	$ 884,241	$ 1,559,309	$ 1,619,284	$ 4,709,544	$ 4,905,515	$ 5,917,423
Net Income	$ (105,241)	$ (62,922)	$ 27,283	$ 314,283	$ 1,608,454	$ 1,532,215	$ 8,584,249

Assumption is The Farm comes online in 2023. This would mean only half the whiskey comes online in 2025. So there is growth past the end of the table.

The Farm would be a true return to the ground. It would show people spirits are an agricultural product. It would cement The Block's brand and authenticity. Get a tour and see farmer Doug ride by on the John Deere.

The Farm opportunities:

- Greenhouse for vegetables
- Onsite restaurant
- Distilling, farming, cooking classes
- BnB in the farmhouse

*note forward looking projections cannot be guaranteed

EXAMPLE DISTRIBUTION

Current round is in Class AAA shares. Investors receive equity as well as profit sharing. The table shows a potential distribution for a $50k investment which would be 18,410 shares or ½% of the company if the full round of $3M is raised.

While the business is working toward profitability all cash is used. After becoming profitable any money not distributed would be reinvested to continue growth of the company & limiting the need for additional debt or rounds of fund raising.

The owners have declared their salaries since the opening of the distillery. This base started at $40k each with an annual increase. The owners are only allowed to take a bonus if a distribution is made to the investors first. Growth motivation.

Sales and Annual Distribution Example for $100k investment in Class AAA Shares					
	2021	2022	2023	2024	2025
Gross Sales	$ 1,586,592	$ 1,933,567	$ 2,738,348	$ 2,799,442	$ 4,141,247
Cash Out	$ 1,559,309	$ 1,619,284	$ 1,748,135	$ 1,797,465	$ 1,983,043
Net Income	$ 27,283	$ 314,283	$ 990,214	$ 1,001,978	$ 2,158,204
Potential Distribution Total	$ -	$ 157,142	$ 594,128	$ 601,187	$ 1,079,102
Class AAA distribution for $50,000 investment	$ -	$ 1,092	$ 4,130	$ 4,179	$ 7,501
rate of return	0%	2.2%	8.3%	8.4%	15.0%

Investors receive Preferred Shares where the owners have Common Shares. Preferred Shares are paid out before Common in the event of an acquisition. Preferred are also paid out in the event of a dissolution.

Investors receive all of the tax benefits from losses. A minimum distribution equal to the tax obligation incurred by investors will be made in profitable years.

*note forward looking projections cannot be guaranteed


DENVER COLORADO
THE BLOCK DISTILLING CO.
GIN
AUTUMN

THANK YOU FOR THE INTEREST!

WE LOOK FORWARD TO HAVING YOU WITH US ON THIS JOURNEY!